CORRESPONDENCE


                        NEWBRIDGE SECURITIES CORPORATION



July 11, 2005


BY EDGAR
Mr. Derek Swanson
Mr. Larry Spirgel
Securities And Exchange Commission
450 Fifth Street, N.W.
Mail Stop 4-7
Washington, D.C.  20549

         Re:      A4S Security, Inc.
                  Registration Statement on Form SB-2
                  File No. 333-124238

Dear Messrs. Swanson and Spirgel:

We are the managing underwriter of the above-referenced offering. Pursuant to Rule 461 we hereby request that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement may become effective 4:30 p.m. Eastern Time on Wednesday June 13, 2005, or at such later time as the Company may request by telephone to the Commission.

We represent that we have delivered copies of the Preliminary Prospectus dated June 3, 2005, as follows:

          2,000 to underwriters and dealers that we anticipate will participate in the offering

            600 to potential investors


Very truly yours,

NEWBRIDGE SECURITIES CORPORATION



By: /s/ Douglas Aguililla
    ---------------------
    Douglas Aguililla
    Director of Investment Banking